UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                 FIRST CAPITAL INSTITUTIONAL REAL ESTATE, LTD.-1
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                November 20, 2001

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





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                                  SCHEDULE 13G

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CUSIP No.                                                    PAGE 2 OF 4 PAGES
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1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  W. Robert Kohorst
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
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---------------------------- ---------------------------------------------------
     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH            405
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER
                                      3,785 Units

                             7        SOLE DISPOSITIVE POWER
                                      405

                             8        SHARED DISPOSITIVE POWER
                                      3,785 Units
---------------------------- ---------------------------------------------------
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,190 Units
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  Approximately 7.0%
----------------- --------------------------------------------------------------
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12                TYPE OF REPORTING PERSON
                  IN
----------------- --------------------------------------------------------------

ITEM 1.  ISSUER.

     (a) The name of the subject company is FIRST CAPITAL INSTITUTIONAL REAL ESTATE, LTD.-1 (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is Two North Riverside Plaza, Suite 700, Chicago, Illinois 60606-2607.


ITEM 2.  PERSONS FILING.

     (a)  The person filing this statement on Schedule 13G (the  "Statement") is
          W. Robert Kohorst.

     (b) The address of the principal place of business of the filing person is 155 North Lake Avenue, Suite 1000, Pasadena,
          California  91101.

     (c)   Mr. Kohorst is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Management, LLC ("Everest Management") (1,765 Units), Everest Investors 8, LLC ("Everest 8") (1,217 Units), Everest Investors 4, LLC (803 Units) and Everest Properties II, LLC ("Everest Properties") (405 Units).

The members of each of Everest 8 and Everest 4 include Everest Partners, LLC ("Everest Partners") and Everest Properties. Pursuant to the Operating Agreement of each of Everest 8 and Everest 4, the consent of Everest Properties II is required to vote or dispose of the Units held by each such company. Mr. Kohorst possess shared power to determine whether such consent by Everest Partners will be given or withheld, and Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties will be given or withheld.

The members of Everest Management include W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Kohorst Account to vote or dispose of the units held by Everest Management. Mr. Kohorst possesses sole power to determine whether such consent by the Kohorst Account will be given or withheld.

Mr. Kohorst is a member and the manager of Everest Properties, and he possesses the sole power to vote or dispose of the Units held by Everest Properties.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2002



                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst